Filed by: Weyerhaeuser Company
Pursuant to Rule 425 under the
Securities Act of 1933 Subject Company: Weyerhaeuser Company
Commission File No.: 333-140411

On March 2, 2007, Weyerhaeuser Company issued the following press release:

For immediate release
For more information contact:

Media – Bruce Amundson (253) 924-3047
Analysts – Kathryn McAuley (253) 924-2058

Weyerhaeuser Announces Final Exchange Ratio for Domtar Exchange Offer Set at Limit and Mandatory Extension of Offer to Midnight on Tuesday, March 6

FEDERAL WAY, Wash. (March 2, 2007) – Weyerhaeuser Company (NYSE: WY) today announced the final exchange ratio in connection with its offer to exchange 284,067,852 shares of Domtar Corporation common stock for common shares of Weyerhaeuser Company and exchangeable shares of Weyerhaeuser Company Limited. The final exchange ratio is set at the limit of 11.1442 shares of Domtar Corporation common stock for each Weyerhaeuser common share and exchangeable share validly tendered and not withdrawn pursuant to the exchange offer.

The exchange offer is part of the previously announced transaction to combine Weyerhaeuser’s Fine Paper Business and related assets with Domtar Inc. (NYSE/TSE: DTC) to create a new company called Domtar Corporation.

The calculated values of $1.11 of Domtar Corporation common stock for each $1 of Weyerhaeuser shares, based on the simple arithmetic average of the daily volume-weighted average prices (VWAP) of Weyerhaeuser common shares and common shares of Domtar Inc. on the New York Stock Exchange on Feb. 28, March 1 and March 2, 2007, would have resulted in an exchange ratio of more than 11.1442 Domtar Corporation shares for each Weyerhaeuser share exchanged. Accordingly, the exchange ratio is set at the limit of 11.1442 as provided by the terms of the exchange offer.

Because the limit of 11.1442 shares of common stock of Domtar Corporation per Weyerhaeuser share is in effect, the exchange offer will be mandatorily extended to 12:00 midnight, New York City time, on Tuesday, March 6, 2007. As of 12:00 midnight, New York City time, on March 1, 2007, approximately 9.6 million Weyerhaeuser common shares and exchangeable shares had been tendered for exchange.

The exchange offer is now scheduled to expire at 12:00 midnight, New York City time, on Tuesday, March 6, 2007. Weyerhaeuser common shares and exchangeable shares may be tendered pursuant to the exchange offer, and Weyerhaeuser shares previously tendered may be withdrawn, prior to that time by following the procedures described in the exchange offer materials previously sent to Weyerhaeuser shareholders.

Based on the final exchange ratio, a maximum of 25,490,196 Weyerhaeuser common shares and exchangeable shares will be accepted for exchange pursuant to the exchange offer. If more than 25,490,196 Weyerhaeuser common shares and exchangeable shares are validly tendered and not withdrawn, the exchange of shares with tendering shareholders will be subject to proration.

The offer remains subject to a number of conditions, including satisfaction of the remaining conditions to the plan of arrangement between Domtar Corporation and Domtar Inc.

If the exchange offer expires at 12:00 midnight, New York City time, on March 6, 2007, as currently scheduled, the record time for the previously declared conditional pro rata dividend is expected to be March 7, 2007. If the exchange offer is further extended, the record time for the dividend is expected to be the first business day after the further extended expiration date.

About Weyerhaeuser

Weyerhaeuser Company, one of the world’s largest integrated forest products companies, was incorporated in 1900. In 2006, sales were $21.9 billion. It has offices or operations in 18 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser’s businesses, products and practices is available at www.weyerhaeuser.com.

Additional Information

The terms and conditions of the exchange offer are more fully described in a Prospectus-Offer to Exchange included in the Registration Statement on Forms S-4 and S-1 filed by Domtar Corporation with the Securities and Exchange Commission. The Prospectus-Offer to Exchange contains important information about the combination of Weyerhaeuser and Domtar Inc. and related matters.

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities or a recommendation as to whether you should participate in the exchange offer. The offer is made solely by the Prospectus-Offer to Exchange and related letters of transmittal.

Investors and shareholders are urged to read the Prospectus-Offer to Exchange, and any other relevant documents filed with the Securities and Exchange Commission, when they become available and before making any investment decisions. None of Weyerhaeuser, Weyerhaeuser Company Limited, Domtar Inc., Domtar Corporation or any of their respective directors or officers makes any recommendation as to whether you should participate in the exchange offer. You can obtain a free copy of the Prospectus-Offer to Exchange and other related documents filed by Weyerhaeuser or Domtar Corporation with the Securities and Exchange Commission at www.sec.gov.

Weyerhaeuser has retained Innisfree M&A Incorporated as the information agent for the transaction. To obtain copies of the Prospectus-Offer to Exchange and related documentation, or if you have questions about the terms of the exchange offer or how to participate, you may contact the information agent at 877-750-9497 (for shareholders who speak English), 877-825-8777 (for shareholders who speak French) and 212-750-5833 (for banks and brokers).

Forward-Looking Statements

Information in this communication contains forward-looking statements, which are based on the current plans and expectations of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated. A list of factors that could cause actual results to differ materially from those expressed in, or underlying, those forward-looking statements is detailed in the filings of Weyerhaeuser and Domtar Corporation with the Securities and Exchange Commission, such as annual and quarterly reports and the Prospectus-Offer to Exchange. None of Weyerhaeuser, Domtar Corporation or Domtar Inc. assume any obligation to update or revise these forward-looking statements to reflect new events or circumstances.